spreadable bacon... FINALLY!


no added NITRATES or NITRITES*
TBJ GOURMET
fun fine foods
CLASSIC
UNCURED BACON JAM
a sweet and savory spread

- UNCURED BACON AS THE FIRST INGREDIENT
- USDA CERTIFIED, LIKE ALL BACON JAM SHOULD BE!
- GLUTEN-FREE AND UPCYCLED
- INCREMENTAL SALES INCREASE
- NATURALLY SHELF STABLE AND FULLY COOKED

TBJ GOURMET™
fun fine foods


no added NITRATES or NITRITES*
TBJ GOURMET
fun fine foods
CLASSIC
UNCURED BACON JAM
a sweet and savory spread

classic
sweet and savory


no added NITRATES or NITRITES*
TBJ GOURMET
fun fine foods
BLACK PEPPERCORN
UNCURED BACON JAM
a robust peppery spread

black peppercorn
robust and peppery


no added NITRATES or NITRITES*
TBJ GOURMET
fun fine foods
SWEET CHILI
UNCURED BACON JAM
a warm and smoky spread

sweet chili
warm and smoky

@tbjgourmet | *fun fine foods* | tbjgourmet.com

1554 Paoli Pike, Suite 254
West Chester, PA 19380
856-222-2000

Product of USA

PRODUCT:	TBJ CLASSIC UNCURED BACON JAM **CLASSIC BACON JAM**	TBJ BLACK PEPPERCORN UNCURED BACON JAM **BLACK PEPPERCORN BACON JAM**	TBJ SWEET CHILI UNCURED BACON JAM **SWEET CHILI BACON JAM**
CATEGORY:	Deli/Meat/Gift/Sauces		
DESCRIPTION:	Our flagship bacon spread bursting with sweet and salty bacon goodness, this flavor pairs well with foods at any meal. Go traditional and try it on a burger or with breakfast foods, or take party hors d'oeuvres like crackers with goat cheese or brie from ordinary to exceptional.	Peppered bacon offers a balance to sweetness and that perfect kick to step up the complexity of flavor. Perfect for deli sandwiches, steak, fish and grilled foods — spruce up those veggies (our favorite is Brussels sprouts)!	Just the right amount of sweet chili, garlic and bacon give this bacon spread flavor a warm, barbecue-like taste. Step up main dishes such as pork tenderloin, wings and scallops, or make a killer mac 'n cheese combo.
SIZE:	9oz	9oz	9oz
SKU:	CLS9	PEP9	SWC9
BAR CODE:	8 53981 00502 7	8 53981 00500 3	8 53981 00501 0
CASE SIZE:	6 jars/case		
SHELF LIFE:	12 month minimum shelf life at delivery		

NUTRITION FACTS:

Nutrition Facts	Amount/serving	% DV	Amount/serving	% DV
13 servings	**Total Fat** 2g	**3%**	**Total Carb** 7g	**3%**
Serv size	Sat Fat 0.5g	**3%**	Total Sugars 7g	
1 tbsp (20g)	**Cholest** 5mg	**2%**	Incl 6g Added Sugars	**12%**
Calories per serving **50**	**Sodium** 90mg	**4%**	**Protein** 2g	

Not a significant source of *trans* fat, fiber, vit D, calcium, iron, and potas.


BACON JAM
SPREADABLE BACON...Finally!

DISPLAY SHIPPERS AVAILABLE


BACON JAM
SPREADABLE BACON...Finally!

TBJ GOURMET™
fun fine foods

@tbjgourmet | *fun fine foods* | tbjgourmet.com

1554 Paoli Pike, Suite 254
West Chester, PA 19380
856-222-2000

Product of USA